Exhibit (a)(5)(iii)
FOR IMMEDIATE RELEASE
July 6, 2006
MANUGISTICS GROUP, INC. ANNOUNCES COMPLETION OF CASH TENDER OFFER FOR
OUTSTANDING DEBT SECURITIES
     Rockville, Maryland, July 6, 2006 — Manugistics Group, Inc. today announced that its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 5% Convertible Subordinated Notes due November 2007 (the “Notes”) expired at 5:00 p.m., New York City time, on July 5, 2006 (the “Expiration Time”). As of the Expiration Time, $173,954,000 aggregate principal amount of the Notes, representing approximately 99% of the outstanding Notes, were validly tendered for purchase and not withdrawn. Manugistics has accepted these Notes (the “Accepted Notes”) for purchase. The purchase price for the Accepted Notes was $1,000 for each $1,000 of principal amount of Notes tendered plus accrued but unpaid interest to, but not including, the date of payment. As of the Expiration Time, $1,546,000 aggregate principal amount of the Notes remains outstanding. Payment will be sent to the depository for payment today. The notes will mature November 1, 2007.
     Manugistics retained Citigroup Corporate and Investment Banking to act as the Dealer Manager for the tender offer and MacKenzie Partners, Inc. as the Information Agent.
     This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes.